UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On February 23, 2023, Innoviz Technologies Ltd. announced that Oren Buskila elected to step down from his role as member of the Board of Directors to give appropriate focus to his responsibilities as Innoviz’s Chief R&D Officer. Mr. Buskila’s resignation is effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: February 23, 2023	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer